FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2011

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

7-2, Akasaka 9-chome

Minato-ku, Tokyo 107-8323

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished in this form:

1.	Consolidated Financial Results for the Nine Months Ended December 31, 2010 which was filed with the Tokyo Stock Exchange on February 3, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: February 3, 2011	By:	/s/ Noriaki Yamaguchi
	Name:	Noriaki Yamaguchi
	Title:	Representative Director, Vice-President, Corporate Officer

Consolidated Financial Results

for the Nine Months Ended December 31, 2010

(Prepared in Accordance with U.S. GAAP)

February 3, 2011

KONAMI CORPORATION

Address:	7-2, Akasaka 9-chome, Minato-ku, Tokyo, Japan
Stock code number, TSE:	9766
Ticker symbol, NYSE:	KNM
URL:	www.konami.net
Shares listed:	Tokyo Stock Exchange, New York Stock Exchange and London Stock Exchange
Representative:	Kagemasa Kozuki / Representative Director and Chairman of the Board, President
Contact:	Noriaki Yamaguchi / Representative Director, Vice-President, Corporate Officer (Phone: +81-3-5771-0222)
Adoption of U.S. GAAP:	Yes

1. Consolidated Financial Results for the Nine Months Ended December 31, 2010

(Amounts are rounded to the nearest million)

(1) Consolidated Results of Operations

	(Millions of Yen)
	Net revenues	Operating income	Income before income taxes and equity in net income of affiliated company	Net income attributable to KONAMI CORPORATION
Nine months ended December 31, 2010	188,308	16,541	15,224	9,615
% change from previous period	(1.4)%	(3.4)%	(5.6)%	(9.5)%
Nine months ended December 31, 2009	190,932	17,126	16,119	10,620
% change from previous period	(18.4)%	(50.6)%	(49.2)%	(40.4)%

	Basic net income attributable to KONAMI CORPORATION per share (yen)	Diluted net income attributable to KONAMI CORPORATION per share (yen)
Nine months ended December 31, 2010	72.04	72.04
Nine months ended December 31, 2009	79.58	79.58

(2) Consolidated Financial Position

	(Millions of Yen, except per share amounts)
	Total assets	Total equity	KONAMI CORPORATION stockholders’ equity	KONAMI CORPORATION stockholders’ equity ratio	KONAMI CORPORATION stockholders’ equity per share
December 31, 2010	306,908	190,171	185,230	60.4%	1,387.91
March 31, 2010	298,198	189,231	184,465	61.9%	1,382.16

2. Cash Dividends

Record Date	Cash dividends per share (yen)
	First quarter end	Second quarter end	Third quarter end	Year end	Annual
Year ended
March 31, 2010	—	27.00	—	27.00	54.00
Year ending
March 31, 2011	—	16.00	—
-Forecast-				16.00	32.00

Change in dividend forecasts during the three months ended December 31, 2010: None

3. Consolidated Earnings Forecast for the Year Ending March 31, 2011

	(Millions of Yen, except per share data)
	Net revenues	Operating income	Income before income taxes and equity in net income of affiliated company	Net income attributable to KONAMI CORPORATION	Net income attributable to KONAMI CORPORATION per share
Year ending March 31, 2011	285,000	24,500	22,500	13,500	100.70
% change from previous year	8.7%	31.3%	31.4%	1.4%

Note:	Change in earnings forecasts for the fiscal year ending March 31, 2011 during the three months ended December 31, 2010: None

4. Other

Please refer to page 10 for details.

(1) Changes in significant consolidated subsidiaries during the period (status changes of subsidiaries due to changes in the scope of consolidation) : None

(2) Adoption of simplified methods in accounting principles or specific accounting procedures for quarterly consolidated financial statements: None

(3) Changes in accounting principles, procedures and reporting policies

1.	Changes accompanying amendment of accounting standard: None

2.	Other: None

(4) Number of shares issued (Common Stock)

1.	Number of shares issued: (Treasury stock included)
	Nine months ended December 31, 2010	143,500,000	shares
	Year ended March 31, 2010	143,500,000	shares
2.	Number of Treasury Stock:
	Nine months ended December 31, 2010	10,040,161	shares
	Year ended March 31, 2010	10,039,336	shares
3.	Average number of shares outstanding:
	Nine months ended December 31, 2010	133,460,423	shares
	Nine months ended December 31, 2009	133,461,248	shares

Information Regarding the Quarterly Review Procedures:

This report is outside the scope of the procedures for review of quarterly consolidated financial statements as required under the Financial Instruments and Exchange Act of Japan. The aforementioned procedures have not been completed as of the time of disclosure of this report.

Cautionary Statement with Respect to Forward-Looking Statements:

Statements made in this document with respect to our current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully expand internationally with a focus on our Digital Entertainment business and Gaming & System business; (v) our ability to successfully expand the scope of our business and broaden our customer base through our Health & Fitness business; (vi) regulatory developments and changes and our ability to respond and adapt to those changes; (vii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (viii) the outcome of existing contingencies.

Please refer to pages 8, 9 and 10 for further information regarding our business forecasts.

1. Business Performance

1. Consolidated Results of Operations

(1) Business Overview

Although the Japanese economy showed signs of recovery from the recession, a difficult business climate persisted in the environment surrounding the KONAMI CORPORATION and its subsidiaries (“KONAMI”) as uncertainty over the future due to factors such as the impact of the appreciation of the yen and deflation.

Efforts are being made in the entertainment market to create new demand. They include the exhibition – at video game trade shows both in Japan and abroad – of new video game consoles that offer new ways to play games through the addition of novel methods of operation as well as games that make full use of 3D video technology. The growth of social networking services (SNS) is also creating new business opportunities for the video game industry.

Meanwhile, the tourism market related to the gaming market, such as Las Vegas, where a severe business environment has persisted, is expected to bottom out. Major casino operators are still cautious about their investments; however, we will continue to focus more attention on the market trends.

In the health and fitness industry, a difficult business climate persisted in the fitness club industry as consumer spending remained under pressure due to uncertainty over the future economic climate, price-competition progressed further and the increase in the number of fitness clubs made it difficult to recruit new members.

Against this backdrop, the Digital Entertainment segment of KONAMI rolled out the latest title of our highly popular METAL GEAR series, and Winning Eleven (known in the U.S. and Europe as PRO EVOLUTION SOCCER) series on multiple platforms. Those sales progressed favorably. Furthermore, as with its predecessor, the release of the latest romance simulation game LOVEPLUSPLUS received a highly positive response among Japanese consumers, which could be called a social phenomenon in Japan. SNS games, including DRAGON COLLECTION, progressed steadily and are expected to grow further.

In our Gaming & System segment, sales of the Advantage 5 five-reel stepper machine series, the Podium video slot machine, etc. progressed steadily, centered on the North American market.

In our Health & Fitness segment, we developed and introduced new services, which meet diversifying customer needs, utilizing IT, which is one of KONAMI’s strengths, in health management, exercise and nutritional guidance, and provided upgraded services to our customers whose health consciousness is on the rise.

In terms of the consolidated results for the nine months ended December 31, 2010, net revenues amounted to ¥188,308 million (a year-on-year decrease of 1.4%), operating income was ¥16,541 million (a year-on-year decrease of 3.4%), income before income taxes and equity in net income of affiliated company was ¥15,224 million (a year-on-year decrease of 5.6%), and net income attributable to KONAMI CORPORATION was ¥9,615 million (a year-on-year decrease of 9.5%).

(2) Performance by Business Segment

Summary of net revenues by business segment:

	Millions of Yen
	Nine months ended December 31, 2009	Nine months ended December 31, 2010	% change
Digital Entertainment	¥100,427	¥97,943	(2.5)
Gaming & System	14,729	14,454	(1.9)
Health & Fitness	64,584	65,104	0.8
Other and Eliminations	11,192	10,807	(3.4)

Consolidated net revenues	¥190,932	¥188,308	(1.4)

Digital Entertainment

Computer & Video Games business: In game software, Master League Online and Copa Santander Libertadores, the championship that decides the strongest club team in South America, debuted in WORLD SOCCER Winning Eleven 2011 (known in the US and Europe as PES 2011 - Pro Evolution Soccer), which further expands the scope of game playing in the latest title of the popular Winning Eleven (known in the US and Europe as Pro Evolution Soccer) series that boasts total global sales that exceed 68.8 million units. METAL GEAR SOLID PEACE WALKER – the first sequel to the METAL GEAR series for the PSP platform – was launched and met high reviews on the market. Featuring a cooperative mode and other features that fully utilize the capabilities of the portable PSP platform, the game has been well received by long-term fans of the series. Meanwhile, global shipments of Castlevania: Lords of Shadow, which is the latest title in the Castlevania series that was reborn in association with Kojima Productions and in collaboration of Mercury Steam of Spain.

Furthermore, WORLD SOCCER Winning Eleven 2010 Aoki Samurai no Chosen was launched on multiple platforms to coincide with the once-every-four-years festivities that excite soccer fans worldwide. This title includes the ‘Japan Challenge Mode,’ which has the Japanese national team competing to become No.1 in the world. In addition, a wide-ranging lineup of other games was also released, including JIKKYO PAWAFURU PUROYAKYU 2010, the latest in the JIKKYO PAWAFURU PUROYAKYU series and the first title in the series to launch a version for the PS3 console; communication game Tongari Boshi to Maho no Omise; the music game, which remains a perennial favorite, Def Jam Rapstar, in which famous artists have collaborated with their record labels; and the karaoke game Karaoke Revolution Glee, which is based on the highly popular musical comedy TV series “Glee” broadcast in the U.S. on Fox Broadcasting. Meanwhile, the strength of the romance-themed communication game series LOVEPLUS as a product that proposed a new style of video game, displayed through record first week sales of the latest title LOVEPLUSPLUS exceeding those of the previous title, was recognized through receipt of the Excellence Award in the 25th Digital Content Grand Prix and the Award for Excellence in the Games of the Year Division of the Japan Game Awards 2010. Series’ content and its world view will continue to be expanded in the future.

In games for SNS, DRAGON COLLECTION, for which online distribution was launched in September 2010 on GREE, captured the No.1 slot in game rankings. The game continued to perform well with the number of game users steadily increasing. Distribution was also commenced on GREE for PAWAFURU YAKYUBU, a social game in which players vie to become the strongest baseball team, while SENGOKU COLLECTION, a warlord social game in which players aim to become a shogun ruler, was launched on Mobage-town. Content rollout for the social game market continues to be reinforced.

Amusement business: In amusement arcade video games, MAH-JONG FIGHT CLUB ultimate version, the latest in the MAH-JONG FIGHT CLUB series, began operations. This title has adopted e-AMUSEMENT Participation in which operator and KONAMI share the revenue of game playing by users. A new business model for game units at amusement facilities, this system provides continuous new content distribution according to user demand and operational status. This new system not only contributes to enhancing the operation rate of game units and providing a steady stream of revenue but also lowering the initial investment fees on the part of operators by providing game units and equipment required for the system at low cost. The lineup of e-AMUSEMENT Participation compatible models will be continually expanded going forward.

Meanwhile, the gun-action warfare game METAL GEAR ARCADE, which makes use of 3D visuals; the newest rhythm and action match-up game REFLEC BEAT which creates a fun fusion of music games and action games; the music simulation game, jubeat knit, the latest title in the jubeat music simulation series; BASEBALL HEROES 2010 WINNER, the newest game in the BASEBALL HEROES series; and GI-Turf TV, an online horse racing simulator medallion game that can be played as a nationwide online competition began operations.

Card Games business: Yu-Gi-Oh! Trading Card Game series continuously sold well.

In terms of financial performance, consolidated net revenues for the nine months ended December 31, 2010 in this segment amounted to ¥97,943 million (a year-on-year decrease of 2.5%).

Gaming & System

In the North American market, the Advantage 5 five-reel stepper machine series, which has become a standard item, and the Podium video slot machine continue to enjoy favorable sales. Sales through participation agreements (in which profits are shared with casino operators) increased and are steadily expanding market shares. In the Australian market the Podium and the introduction of the Konami Casio Management System also progressed favorably. Full-scale marketing is also in progress in Europe and Central, South America and Asia, in order to build a distributor network for the market.

In Gaming & System, the Podium loaded with new content was exhibited at the Global Gaming Expo (G2E), held in Las Vegas in November. Other exhibits at G2E, one of the largest trade fairs for the gaming industry, included Advantage Revolution, which has been proving popular since the previous fiscal year for its entertaining effects, and KP3—a software-controlled next generation platform capable of real-time, high-resolution 3D graphics. The exhibits enjoyed favorable reviews for their rich lineup and high-quality content.

In terms of financial performance, consolidated net revenues for the nine months ended December 31, 2010 in this segment amounted to ¥14,454 million (a year-on-year decrease of 1.9%).

Health & Fitness

Operation of fitness clubs: A difficult business climate persisted in the fitness club industry as consumer spending remained under pressure due to uncertainty over the future economic climate, price-competition increased further and the increase in the number of fitness clubs made it difficult to recruit new members. Against this backdrop, KONAMI opened the new facility in Nishioji-Oike (Kyoto City) in October, 2010 added to new two facilities in April, 2010: one in Niigata (Niigata City) and another in Kami-Ooka (Yokohama City). We developed and introduced new health programs utilizing IT, which is one of KONAMI’s strengths, in health management, exercise and nutritional guidance, and provided upgraded services to our customers, whose health consciousness is on the rise.

KONAMI also promoted the enrichment of the instruction offered at its golf schools and opened the Konami Sports Club Golf Academy. The golf academy offers a unique golf instruction service that combines KONAMI’s fitness instruction know-how, its teaching theories and state-of-the-art golf swing analysis technology. The academy is being introduced sequentially at Konami Sports Clubs nationwide and is enjoying favorable reviews. Efforts were made for the development of junior golf with the hosting of the Kid’s Golfer Challenge Cup for children, with the national tournament held in Chiba prefecture in December.

Furthermore, we undertook efforts for the enhancement of member services and introduced the Life Support Service, which further enriches member’s lives through leisure, healthcare and other services, and Anshin Plus, a plan that comes with coverage against accidents or injuries at the sports club.

Operation of sports facilities outsourced to us: In the management of facilities outsourced to KONAMI, we began to operate the health promotion center at the area for general health in the Toyooka City (Hyogo Prefecture) the Spark Aoba (Yokohama City), and we continued to promote the health of community residents by making use of KONAMI’s know-how and experience in the operation of public facilities, etc.

In terms of financial performance, consolidated net revenues for the nine months ended December 31, 2010 in this segment amounted to ¥65,104 million (a year-on-year increase of 0.8%).

2. Consolidated Financial Position

(1) Total Assets, Total Liabilities and Total KONAMI CORPORATION Stockholders’ Equity

Total Assets:

Total assets amounted to ¥306,908 million for the nine months ended December 31, 2010, increasing by ¥8,710 million compared with March 31, 2010. This increase mainly resulted from increases in inventories and accounts receivable.

Total Liabilities:

Total liabilities amounted to ¥116,737 million for the nine months ended December 31, 2010, increasing by ¥7,770 million compared with March 31, 2010. This increase primarily resulted from an increase in accounts payable and deferred revenue.

Total KONAMI CORPORATION Stockholders’ Equity:

Total KONAMI CORPORATION stockholders’ equity amounted to ¥185,230 million for the nine months ended December 31, 2010, increasing by ¥765 million compared with March 31, 2010. This mainly resulted from increases in net income to retained earnings and provision of dividends for the year ended March 31, 2010, and a decrease in accumulated other comprehensive income (loss) including foreign currency translation adjustments. KONAMI CORPORATION stockholders’ equity ratio was 60.4%, decreasing by 1.5% compared with March 31, 2010.

(2) Cash Flows

Cash flow summary for the nine months ended December 31, 2010:

	Millions of Yen
	Nine months ended December 31, 2009	Nine months ended December 31, 2010	Change
Net cash provided by operating activities	¥4,454	¥17,591	¥13,137
Net cash used in investing activities	(4,665)	(9,068)	(4,403)
Net cash used in financing activities	(9,715)	(5,942)	3,773
Effect of exchange rate changes on cash and cash equivalents	186	(1,316)	(1,502)
Net increase (decrease) in cash and cash equivalents	(9,740)	1,265	11,005

Cash and cash equivalents, end of the period	¥43,828	¥52,005	¥8,177

Cash and cash equivalents (hereafter, referred to as “net cash”), for the nine months ended December 31, 2010, amounted to ¥52,005 million, an increase of ¥1,265 million compared to the year ended March 31, 2010, and a year-on-year increase of 18.7%.

Cash flow summary for each activity for the nine months ended December 31, 2010 is as follows:

Cash flows from operating activities:

Net cash from operating activities amounted to ¥17,591 million for the nine months ended December 31, 2010, a year-on-year increase of 294.9%. This is primarily due to the improvement of the cash activities relating to accounts receivable and accounts payable despite decreases in net income and deferred revenue compared to those for the nine months ended December 31, 2009.

Cash flows from investing activities:

Net cash used in investing activities amounted to ¥9,068 million for the nine months ended December 31, 2010, a year-on-year increase of 94.4%. This increase mainly resulted from an increase in capital expenditures for investments.

Cash flows from financing activities:

Net cash used in financing activities amounted to ¥5,942 million for the nine months ended December 31, 2010, a year-on-year decrease of 38.8%. This primarily resulted from decreases in dividend payments and recognizing proceeds from sale and leaseback transaction.

3. Outlook for Fiscal Year Ending March 31, 2011

Digital Entertainment

In our Digital Entertainment segment, we will continue to focus on the expanding overseas video game software market. We plan to launch the latest title of the Winning Eleven series Winning Eleven 3DSoccer for a new platform Nintendo 3DS and intend to develop various titles.

In regard with content’s distribution for the social game market, we intend to continue to reinforce those titles by making use of our experienced know-how and advantaged content.

In amusement arcade games, we are scheduled to launch GuitarFreaksXG2 Groove to Live and DrumManiaXG2 Groove to Live for video games, and GRANDCROSS CHRONICLE and AnimaLotta for medal games. Furthermore, with the expansion of the world view of the game series also in mind, we are scheduled to release the video game LOVEPLUSARCADE COLORFUL CLIP as well as the medal-pusher game LOVEPLUSMEDAL Happy Daily Life. As for the PASELI e-money service, launched spring in last year, and e-AMUSEMENT Participation launched in November, 2010, to help boost demand, we intend to sequentially expand the number of arcade cabinets, including those for music games, through which the service can be used, and we will continue to propose innovative services in the arcade industry.

In addition, we intend to also devote our efforts to the online marketing of titles for the increasing number of game consoles with network connectivity as well as mobile phones and mobile terminals. As for popular content, we will pursue high synergy through multifaceted development that is not restricted to home video game software, arcade games or card games.

Gaming & System

In slot machine marketing, regarding steppers, we will continue to implement the aggressive marketing of the Advantage 5 series which is enjoying popularity. Regarding video slot machines, we will carry out product development with a focus on the Podium, which is a standard series, and seek to improve our sales adopted in the Europe, Central and South American and Asian markets.

The Konami Casino Management System continues to be adopted in the North American and Australian markets, particularly by major operators. In the future, we intend to aggressively market the system in other markets, develop new functions, and reinforce the system’s strength as a product.

KONAMI intends to further reinforce collaboration between its three bases – the United States, Australia and Japan – and promote the efficiency of our operations and reinforce our production and sales. Furthermore, we intend to develop new products that respond to changes in society and meet demands and enhance the added-value of existing products. We will continue to use KONAMI’s strengths in the domain of entertainment as the foundation for proposing new products that will bring even greater enjoyment to our customers.

Health & Fitness

KONAMI strives to accurately grasp diversifying customer needs and aim to enhance the added-value of Konami Sports Clubs by proposing new lifestyles. We plan to promote our health and fitness business by leveraging our strengths in the operation of more than 300 of Japan’s largest-scale sports clubs, expanding our products and services and by creating synergy through the enrichment of the programs offered at the facilities, the computerization of health management and the upgrading and the expansion of our product lineup and other efforts.

Market conditions are expected to remain harsh for the health and fitness segment. However, we believe that opportunities for the operation of fitness clubs and the development and marketing of health and fitness equipment will continue to increase with heightened social awareness of promoting good health, against the backdrop of an aging society and government measures taken against lifestyle diseases.

Under such circumstances, we intend to continue to roll out new facilities and offer extensive programs, products and services that meet regional characteristics and customer needs. In this fiscal year, KONAMI was chosen by the Ministry of Economy, Trade and Industry (METI) for Research for Industry Creation in Ancillary Healthcare Services under METI’s FY2010 Research for Regulatory Reform and Industry Creation in Healthcare-related Fields. KONAMI intends to be utilizing IT networking technology to collaborate with healthcare organizations, etc. and also to be undertaking the creation of new ancillary healthcare services. We will continue to respond to changes in the business environment and aim to expand and enrich services, both within and outside our facilities, to support the maintenance and promotion of good health.

Projected consolidated results for the fiscal year ending March 31, 2011 are as follows: net revenue of 285,000 million yen; operating income of 24,500 million yen; income before income taxes and equity in net income of affiliated company of 22,500 million yen; and net income attributable to KONAMI CORPORATION of 13,500 million yen. Thus, there is no change from the forecast figures released in the “Consolidated financial results for the year ended March 31, 2010” dated May 13, 2010.

Special Note:

This document contains “forward-looking statements,” or statements related to future events that are based on management’s assumptions and beliefs in light of information currently available. These statements are subject to various risks and uncertainties.

When relying on forward-looking statements to make investments, you should not place undue reliance on such forward-looking statements. Actual results may be affected by a number of important factors and materially different from those discussed in forward-looking statements. Such factors include, but are not limited to, changes in economic conditions affecting our operations, and market trends and fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro.

2. Other

1. Changes in significant consolidated subsidiaries during the period (status changes of subsidiaries due to changes in the scope of consolidation) : None

2. Adoption of simplified methods in accounting principles for quarterly consolidated financial statements: None

3. Changes in accounting principles, procedures and reporting policies

(1)	Changes accompanying amendment of accounting standard: None

(2)	Other: None

3. Consolidated Financial Statements

1. Consolidated Balance Sheets (Unaudited)

	Millions of Yen						Thousands of U.S. Dollars
	December 31, 2009		December 31, 2010		March 31, 2010		December 31, 2010
		%		%		%
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥43,828		¥52,005		¥50,740		$638,176
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥720 million, ¥504 million ($6,185 thousand) and ¥680 million at December 31, 2009, December 31, 2010, and March 31, 2010, respectively	33,252		31,201		30,164		382,881
Inventories	32,264		29,588		23,497		363,087
Deferred income taxes, net	20,076		22,228		20,669		272,770
Prepaid expenses and other current assets	9,754		10,875		9,492		133,452

Total current assets	139,174	45.9	145,897	47.5	134,562	45.1	1,790,366
PROPERTY AND EQUIPMENT, net	61,804	20.4	61,374	20.0	62,434	20.9	753,148
INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	220		147		226		1,804
Investments in affiliate	2,123		2,100		2,146		25,770
Identifiable intangible assets	35,740		35,108		35,246		430,826
Goodwill	21,895		21,842		21,899		268,033
Lease deposits	27,812		27,451		27,685		336,863
Deferred income taxes, net	3,263		3,541		3,531		43,453
Other assets	11,031		9,448		10,469		115,941

Total investments and other assets	102,084	33.7	99,637	32.5	101,202	34.0	1,222,690

TOTAL ASSETS	¥303,062	100.0	¥306,908	100.0	¥298,198	100.0	$3,766,204

	Millions of Yen						Thousands of U.S. Dollars
	December 31, 2009		December 31, 2010		March 31, 2010		December 31, 2010
		%		%		%
LIABILITIES
CURRENT LIABILITIES:
Current portion of long-term debt and capital lease obligations	¥2,695		¥6,860		¥2,433		$84,182
Trade notes and accounts payable	14,188		19,221		16,138		235,869
Accrued income taxes	5,426		5,581		3,962		68,487
Accrued expenses	18,217		17,264		18,568		211,854
Deferred revenue	13,304		9,712		6,246		119,180
Other current liabilities	6,298		6,139		6,118		75,335

Total current liabilities	60,128	19.9	64,777	21.1	53,465	17.9	794,907
LONG-TERM LIABILITIES:
Long-term debt and capital lease obligations, less current portion	40,046		35,968		39,885		441,379
Accrued pension and severance costs	2,712		2,830		2,861		34,728
Deferred income taxes, net	5,513		4,344		4,162		53,307
Other long-term liabilities	8,171		8,818		8,594		108,210

Total long-term liabilities	56,442	18.6	51,960	16.9	55,502	18.6	637,624

TOTAL LIABILITIES	116,570	38.5	116,737	38.0	108,967	36.5	1,432,531

COMMITMENTS AND CONTINGENCIES

EQUITY
KONAMI CORPORATION stockholders’ equity:
Common stock, no par value- Authorized 450,000,000 shares; issued 143,500,000 shares at December 31, 2009, December 31, 2010 and March 31, 2010	47,399	15.6	47,399	15.4	47,399	15.9	581,654
Additional paid-in capital	77,089	25.4	77,089	25.1	77,089	25.9	945,993
Legal reserve	284	0.1	284	0.1	284	0.1	3,485
Retained earnings	80,361	26.5	86,930	28.3	83,055	27.9	1,066,757
Accumulated other comprehensive income (loss)	(292)	(0.1)	(3,284)	(1.0)	(175)	(0.1)	(40,299)
Treasury stock, at cost- 10,038,992 shares, 10,040,161 shares and 10,039,336 shares at December 31, 2009, December 31, 2010 and March 31, 2010, respectively	(23,187)	(7.6)	(23,188)	(7.5)	(23,187)	(7.8)	(284,550)

Total KONAMI CORPORATION stockholders’ equity	181,654	59.9	185,230	60.4	184,465	61.9	2,273,040

Noncontrolling interest	4,838	1.6	4,941	1.6	4,766	1.6	60,633

TOTAL EQUITY	186,492	61.5	190,171	62.0	189,231	63.5	2,333,673

TOTAL LIABILITIES AND EQUITY	¥303,062	100.0	¥306,908	100.0	¥298,198	100.0	$3,766,204

2. Consolidated Statements of Income (Unaudited)

	Millions of Yen						Thousands of U.S. Dollars
	Nine months ended December 31, 2009		Nine months ended December 31, 2010		Year ended March 31, 2010		Nine months ended December 31, 2010
		%		%		%
NET REVENUES:
Product sales revenue	¥133,294		¥129,680		¥185,514		$1,591,361
Service revenue	57,638		58,628		76,630		719,450

Total net revenues	190,932	100.0	188,308	100.0	262,144	100.0	2,310,811

COSTS AND EXPENSES:
Costs of products sold	75,058		80,019		109,910		981,949
Costs of services rendered	56,183		57,278		75,824		702,884
Selling, general and administrative	42,565		34,470		55,407		422,996
Restructuring and impairment charges	—		—		2,339		—

Total costs and expenses	173,806	91.0	171,767	91.2	243,480	92.9	2,107,829

Operating income	17,126	9.0	16,541	8.8	18,664	7.1	202,982

OTHER INCOME (EXPENSES):
Interest income	126		192		165		2,356
Interest expense	(1,183)		(1,163)		(1,574)		(14,271)
Foreign currency exchange gain (loss), net	10		(335)		67		(4,111)
Other, net	40		(11)		(200)		(135)

Other income (expenses), net	(1,007)	(0.6)	(1,317)	(0.7)	(1,542)	(0.6)	(16,161)

INCOME BEFORE INCOME TAXES AND EQUITY IN NET INCOME OF AFFILIATED COMPANY	16,119	8.4	15,224	8.1	17,122	6.5	186,821
INCOME TAXES	5,231	2.7	5,393	2.9	3,600	1.3	66,180
EQUITY IN NET INCOME OF AFFILIATED COMPANY	49	0.0	27	0.0	56	0.0	331

NET INCOME	10,937	5.7	9,858	5.2	13,578	5.2	120,972
NET INCOME ATTRIBUTABLE TO THE NONCONTROLLING INTEREST	317	0.1	243	0.1	264	0.1	2,982

NET INCOME ATTRIBUTABLE TO KONAMI CORPORATION	¥10,620	5.6	¥9,615	5.1	¥13,314	5.1	$117,990

PER SHARE DATA:	Yen			U.S. Dollars
	Nine months ended December 31,	Nine months ended December 31,	Year ended March 31,	Nine months ended December 31,
	2009	2010	2010	2010
Basic net income attributable to KONAMI CORPORATION per share	¥79.58	¥72.04	¥99.76	$0.88
Diluted net income attributable to KONAMI CORPORATION per share	79.58	72.04	99.76	0.88

Weighted-average common shares outstanding	133,461,248	133,460,423	133,461,138
Diluted weighted-average common shares outstanding	133,461,248	133,460,423	133,461,138

3. Consolidated Statements of Cash Flows (Unaudited)

	Millions of Yen			Thousands of U.S. Dollars
	Nine months ended December 31, 2009	Nine months ended December 31, 2010	Year ended March 31, 2010	Nine months ended December 31, 2010
Cash flows from operating activities:
Net income	¥10,937	¥9,858	¥13,578	$120,972
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	9,536	9,165	12,899	112,468
Provision for doubtful receivables	269	(196)	259	(2,405)
Restructuring and impairment charges	—	—	2,339	—
Equity in net loss (income) of affiliated company	(49)	(27)	(56)	(331)
Deferred income taxes	(1,436)	(1,830)	(3,577)	(22,457)
Change in assets and liabilities, net of business acquired:
Decrease (increase) in trade notes and accounts receivable	(3,595)	(2,044)	(261)	(25,083)
Decrease (increase) in inventories	(9,885)	(7,700)	(2,455)	(94,490)
Decrease (increase) in other receivables	(198)	143	(406)	1,755
Decrease (increase) in prepaid expenses	(158)	(1,005)	(24)	(12,333)
Increase (decrease) in trade notes and accounts payable	(3,033)	3,715	(949)	45,588
Increase (decrease) in accrued income taxes, net of tax refunds	(1,151)	2,249	(2,526)	27,598
Increase (decrease) in accrued expenses	976	813	(262)	9,977
Increase (decrease) in deferred revenue	5,816	3,789	(1,294)	46,496
Increase (decrease) in advance received	(379)	(326)	(478)	(4,001)
Increase (decrease) in deposits	(513)	482	(396)	5,915
Other, net	(2,683)	505	(2,094)	6,197

Net cash provided by operating activities	4,454	17,591	14,297	215,866

	Millions of Yen			Thousands of U.S. Dollars
	Nine months ended December 31, 2009	Nine months ended December 31, 2010	Year ended March 31, 2010	Nine months ended December 31, 2010
Cash flows from investing activities:
Capital expenditures	(4,771)	(7,803)	(6,318)	(95,754)
Proceeds from sales of property and equipment	1	8	10	98
Decrease (increase) in lease deposits, net	(125)	50	(374)	614
Other, net	230	(1,323)	233	(16,235)

Net cash used in investing activities	(4,665)	(9,068)	(6,449)	(111,277)
Cash flows from financing activities:
Repayments of long-term debt	(444)	(204)	(592)	(2,503)
Principal payments under capital lease obligations	(1,892)	(2,042)	(2,581)	(25,058)
Dividends paid	(7,378)	(5,670)	(7,569)	(69,579)
Purchases of treasury stock	(2)	(2)	(3)	(25)
Other, net	1	1,976	1	24,248

Net cash used in financing activities	(9,715)	(5,942)	(10,744)	(72,917)
Effect of exchange rate changes on cash and cash equivalents	186	(1,316)	68	(16,150)
Net increase (decrease) in cash and cash equivalents	(9,740)	1,265	(2,828)	15,522
Cash and cash equivalents, beginning of the period	53,568	50,740	53,568	622,654

Cash and cash equivalents, end of the period	¥43,828	¥52,005	¥50,740	¥638,176

4. Going concern assumption:

None

5. Significant changes in KONAMI CORPORATION stockholders’ equity:

None

6. Segment Information (Unaudited)

(1) Segment information

Nine months ended December 31, 2009	Digital Entertainment	Gaming & System	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥100,182	¥14,729	¥64,338	¥11,683	¥190,932
Intersegment	245	—	246	(491)	—

Total	100,427	14,729	64,584	11,192	190,932
Operating expenses	84,025	10,900	63,514	15,367	173,806

Operating income (loss)	¥16,402	¥3,829	¥1,070	¥(4,175)	¥17,126

Nine months ended December 31, 2010	Digital Entertainment	Gaming & System	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥97,446	¥14,454	¥64,866	¥11,542	¥188,308
Intersegment	497	—	238	(735)	—

Total	97,943	14,454	65,104	10,807	188,308
Operating expenses	84,985	10,680	63,789	12,313	171,767

Operating income (loss)	¥12,958	¥3,774	¥1,315	¥(1,506)	¥16,541

Year ended March 31, 2010	Digital Entertainment	Gaming & System	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥142,239	¥19,996	¥85,480	¥14,429	¥262,144
Intersegment	411	—	285	(696)	—

Total	142,650	19,996	85,765	13,733	262,144
Operating expenses	121,167	15,323	87,687	19,303	243,480

Operating income (loss)	¥21,483	¥4,673	¥(1,922)	¥(5,570)	¥18,664

Nine months ended December 31, 2010	Digital Entertainment	Gaming & System	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$1,195,803	$177,371	$796,000	$141,637	$2,310,811
Intersegment	6,099	—	2,921	(9,020)	—

Total	1,201,902	177,371	798,921	132,617	2,310,811
Operating expenses	1,042,889	131,059	782,783	151,098	2,107,829

Operating income (loss)	$159,013	$46,312	$16,138	$(18,481)	$202,982

Notes:	1.	Primary businesses of each segment are as follows:

		Digital Entertainment Segment:	Production and sale of digital content and related products including Computer & Video Games, Amusement, Card Games, and Online.

		Gaming & System Segment:	Production, manufacture, sale and service of gaming machines and the Casino Management System for overseas markets.

		Health & Fitness Segment:	Operation of health and fitness clubs, and production and sale of health and fitness related goods.

	2.	“Other” consists of segments which do not meet the quantitative criteria for separate presentation of segment reporting.

	3.	“Corporate” primarily consists of administrative expenses of the Company.

	4.	“Eliminations” primarily consists of eliminations of intercompany sales and of intercompany profits on inventories.

(2) Geographic information

Nine months ended December 31, 2009	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥144,988	¥25,287	¥15,987	¥4,670	¥190,932	—	¥190,932
Intersegment	9,983	2,634	37	564	13,218	¥(13,218)	—

Total	154,971	27,921	16,024	5,234	204,150	(13,218)	190,932
Operating expenses	141,592	24,430	16,348	4,714	187,084	(13,278)	173,806

Operating income (loss)	¥13,379	¥3,491	¥(324)	¥520	¥17,066	¥60	¥17,126

Nine months ended December 31, 2010	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥141,492	¥26,843	¥14,555	¥5,418	¥188,308	—	¥188,308
Intersegment	12,937	1,350	1,581	470	16,338	¥(16,338)	—

Total	154,429	28,193	16,136	5,888	204,646	(16,338)	188,308
Operating expenses	145,188	23,592	14,254	4,942	187,976	(16,209)	171,767

Operating income (loss)	¥9,241	¥4,601	¥1,882	¥946	¥16,670	¥(129)	¥16,541

Year ended March 31, 2010	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥198,500	¥33,743	¥23,682	¥6,219	¥262,144	—	¥262,144
Intersegment	14,272	3,805	89	669	18,835	¥(18,835)	—

Total	212,772	37,548	23,771	6,888	280,979	(18,835)	262,144
Operating expenses	199,427	33,845	22,598	6,560	262,430	(18,950)	243,480

Operating income (loss)	¥13,345	¥3,703	¥1,173	¥328	¥18,549	¥115	¥18,664

Nine months ended December 31, 2010	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$1,736,311	$329,402	$178,611	$66,487	$2,310,811	—	$2,310,811
Intersegment	158,756	16,566	19,401	5,768	200,491	$(200,491)	—

Total	1,895,067	345,968	198,012	72,255	2,511,302	(200,491)	2,310,811
Operating expenses	1,781,666	289,508	174,918	60,645	2,306,737	(198,908)	2,107,829

Operating income (loss)	$113,401	$56,460	$23,094	$11,610	$204,565	$(1,583)	$202,982

For the purpose of presenting its operations in geographic areas above, KONAMI attributes revenues from external customers to individual countries in each area based on where the Company and its subsidiaries sold products or rendered services, and attributes assets based on where assets are located.

Note: (Unaudited)

The consolidated financial statements presented herein were prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP).